Exhibit 99.1
For Immediate Release September 14, 2010
Manulife Financial Corporation Prices U.S. Public Offering of Senior Notes
Toronto — September 14, 2010 — Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has priced a public offering in the United States of U.S.$1.1 billion aggregate principal amount of two series of its senior notes consisting of U.S.$600 million aggregate principal amount of 3.40% senior notes due 2015 (the “2015 Notes”) and U.S.$500 million aggregate principal amount of 4.90% senior notes due 2020 (the “2020 Notes”). The public offering price of the 2015 Notes is 99.854% and the public offering price of the 2020 Notes is 99.844%. The offering was made pursuant to an effective shelf registration statement.
The Company intends to use the net proceeds from the sale of the notes for general corporate purposes, including investments in its subsidiaries.
Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., Banc of America Securities LLC and Goldman, Sachs & Co. are acting as joint book-running managers for the offering.
This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement and the accompanying prospectus related to the offering have been filed with the Securities and Exchange Commission and are available on its website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, New York 10014, Attention: Prospectus Department, or by calling 1-866-718-1649; Citigroup Global Markets Inc., Attention: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling 1-877-858-5407; Banc of America Securities LLC, 100 West 33rd Street, New York, NY 10001, Attention: Prospectus Department, or by calling 1-800-294-1322; or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, or by calling 1-866-471-2526 or by facsimile at 1-212-902-9316 or emailing prospectus-ny@ny.email.gs.com.
The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife Financial
Manulife Financial Corporation is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. We offer financial protection and wealth management products and services and provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.

Media inquiries:	Investor Relations:
David Paterson	Shad Ansari
416-852-8899	1-800-795-9767
david_paterson@manulife.com	investor_relations@manulife.com

Laurie Lupton 416-852-7792 laurie_lupton@manulife.com

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